CHINA GREEN AGRICULTURE, INC.
 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
Tel: +86-29-88266368

        August 4, 2008
BY EDGAR
Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:	China Green Agriculture, Inc.
Registration Statement on Form S-1
File No. 333-149135
Filed on February 8, 2008
And Amendment No. 5 Filed on July 25, 2008

Dear Mr. Webb:

On behalf of China Green Agriculture, Inc. (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at 9:30 a.m. on Wednesday, August 6, 2008, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

•     The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•     The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•     The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Green Agriculture, Inc.

By:	/s/ Tao Li
Tao Li
President and Chief Executive Officer